OMB APPROVAL
                                        OMB Number:  3235-0145




                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                                 Today's Bancorp
                                (Name of Issuer)

                     Common Stock, $5.00 par value per share
                         (Title of Class of Securities)

                                   667 512 107
                                 (CUSIP Number)




     Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

     *The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


        1    NAME OF REPORTING PERSON
             S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Pioneer Financial Services, Inc.

        2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) ____

                                                                  (b) ____

            SEC USE ONLY


            CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

                                  5  SOLE VOTING POWER    225,207
             Number of
             Shares
             Beneficially         6  SHARED VOTING POWER      0
             Owned By Each
             Reporting            7  SOLE DISPOSITIVE POWER    225,207
             Person With

                                  8  SHARED DISPOSITIVE POWER   0


        9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            225,207

       10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES*


       11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            8.21% as of 12/31/95

       12  TYPE OF REPORTING PERSON*

           HC

ITEM 1(A)      NAME OF ISSUER

               Today's Bancorp ("TDAY")

ITEM 1(B)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

               50 West Douglas Street
               P. O. Box 30
               Freeport, Illinois 61032

ITEM 2(A)      NAME OF PERSON FILING

               This statement is being filed by Pioneer Financial Services, Inc. ("PFS"), a Delaware corporation, on behalf of itself and Pioneer Life Insurance Company of Illinois, an Illinois corporation ("Pioneer Life"), which is a wholly-owned subsidiary of PFS.

ITEM 2(B)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OF PIONEER LIFE AND PFS

               1750 East Golf Road
               Schaumburg, IL 60173

ITEM 2(C)      CITIZENSHIP

               PFS                 PIONEER LIFE
               Delaware            Illinois

ITEM 2(D)      TITLE OF CLASS OF SECURITIES

               This statement is being filed with respect to the common stock, par value $5.00 per share, of Today's Bancorp ("TDAY Common Stock").

ITEM 2(E)      CUSIP NUMBER

               The CUSIP number of the NWIB Common Stock is 667 512 107.

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

               (g) Parent Holding Company, in accordance with section 240.13d-1(b)(ii)(G)

ITEM 4         OWNERSHIP

               (a)  Amount Beneficially Owned:

                    The number of shares beneficially owned by PFS is 225,207.

               (b)  Percent of Class:

                    The 225,207 shares beneficially owned by PFS constitutes approximately 8.21% of the outstanding shares of TDAY Common Stock.

               (c)  The number of shares as to which PFS has:

                    (i) sole power to vote or to direct the vote is 225,207;

                    (ii)      shares power to vote or to direct the vote is -0-;

                    (iii) sole power to dispose or to direct the disposition is 225,207;

                    (iv)      shared  power   to  dispose   or  to   direct  the
                              disposition is -0-.

ITEM 5         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               Not Applicable

ITEM 6         OWNERSHIP OR MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               Not Applicable

ITEM 7         IDENTIFICATION  AND  CLASSIFICATION   OF  THE  SUBSIDIARY   WHICH
               ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               See Exhibit A attached hereto.

ITEM 8         IDENTIFICATION AND CLASSIFICATION OF MEMBER OF THE GROUP

               Not Applicable

ITEM 9         NOTICE OF DISSOLUTION OF GROUP

               Not Applicable

ITEM 10        CERTIFICATION

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 13, 1995


                                   PIONEER FINANCIAL SERVICES, INC.

                                   /s/ Peter W. Nauert

                                   PETER W. NAUERT, CEO & PRESIDENT



Attention:     Intentional misstatements or omissions of fact constitute Federal
               Criminal violations (See 18 U.S.C. 1001).




                                    EXHIBIT A

     The shares of TDAY Common Stock the ownership of which is being reported by PFS on this Schedule 13G were acquired by its wholly-owned subsidiary Pioneer Life Insurance Company of Illinois ("Pioneer Life"). The Item 3 classification of Pioneer Life is an insurance company as defined in section 3(a)(19) of the Securities Exchange Act of 1934, as amended.